FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Relevant Information dated April 16, 2019

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Banco Santander, S.A. (the “Issuer” or “Banco Santander”) announces its decision to carry out the optional early redemption of all outstanding Series II/2014 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities, with a nominal total value of USD 1,500,000,000, with ISIN code XS1066553329 and common code 106655332, which are traded on the Global Exchange Market of the Irish Stock Exchange (the “CoCos”).

The redemption of all of the outstanding CoCos, which has been authorised by the European Central Bank, will be carried out on the First Determination Date falling on 19 May 2019 (the “First Determination Date”), pursuant to Conditions of the Preferred Securities of the relevant prospectus of the CoCos (Offering Circular dated 9 May 2014) (the “Terms and Conditions”). The decision of the Issuer to exercise the optional early redemption right is irrevocable, and holders of the CoCos are being informed by means of this material fact announcement and other foreseen notices, in the form, within the required timeframe, and for the purposes set out in Conditions 6 and 11 of the Terms and Conditions.

The early redemption price, which will be equal to the outstanding nominal value (liquidation preference in the terminology of the prospectus) of each CoCo plus any accrued and unpaid distribution associated to each CoCo up to (but excluding) the First Determination Date, will be paid to the holders of the Preferred Securities by the Principal Paying Agent, in accordance with the Terms and Conditions, on 20 May 2019.

Boadilla del Monte (Madrid), April 16th, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 16, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer